Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

SUPPLEMENTAL ANNOUNCEMENT

IN RELATION TO THE CONTINUING CONNECTED TRANSACTIONS WITH SHARPA

Reference is made to the announcement of Hesai Group (the “Company”) dated March 25, 2026 in relation to the continuing connected transactions with Sharpa under the Supply of Products Framework Agreement (the “Announcement”). Unless otherwise defined in this supplemental announcement or the context requires otherwise, capitalized terms used in this supplemental announcement shall have the same meaning as defined under the Announcement.

Further to the Announcement, the Company would like to provide the following additional information in relation to the entering into of the Supply of Products Framework Agreement.

PRICING POLICY

As disclosed in the Announcement, given the relatively high degree of customization of the robotic actuators and the limited availability of comparable products in the market, the consideration for robotic actuators will be determined on a cost-plus basis. In addition, the consideration for the manufacturing and support services will also be determined on a cost-plus basis. In each case, the agreed margin rate will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies identified in the transfer pricing analysis report prepared by a professional Independent Third Party.

The ranges of margin rates for robotic actuators and manufacturing and support services under the Supply of Products Framework Agreement will be as follows:

(a)	robotic actuators: approximately 40% to 50%; and

(b)	manufacturing and support services: approximately 35% to 45%.

The Directors considered the above ranges to be fair and reasonable as (a) they were determined with reference to an independent transfer pricing analysis based on cost-plus margin rates of comparable companies providing similar products and/or services, and (b) the agreed margin rate to be adopted for each transaction under the Supply of Products Framework Agreement will be determined through arm’s length negotiations within such benchmark ranges.

BASIS OF THE ANNUAL CAP

The Board is of the view that the annual cap for the transactions contemplated under the Supply of Products Framework Agreement (the “Transactions”) for the year ending December 31, 2026 (the “Annual Cap”) is fair and reasonable and in the interests of the Company and the Shareholders as a whole, for the following reasons:

(a)	the Annual Cap was determined with reference to the objective and commercially justifiable pricing policy;

(b)	the Annual Cap was determined based on reasonable and specific commercial assumptions made after internal assessments and discussions with Sharpa, including the estimated production costs, the applicable benchmark margin rates and the estimated sales volume or service scale for the remainder of 2026;

(c)	the Annual Cap is consistent with the commercial rationale, reasons for and benefits of the Transactions as disclosed in the Announcement; and

(d)	the Company has adopted internal control measures to review the pricing and terms for each Transaction and monitor the utilization of the Annual Cap on an ongoing basis, and the Transactions will be subject to the annual review by the independent non-executive Directors and the auditors under Chapter 14A of the Listing Rules.

INTERNAL CONTROL MEASURES

The Company has adopted the following internal control measures and procedures to ensure that the Transactions are conducted in accordance with the terms of the Supply of Products Framework Agreement, on normal commercial terms and on terms that are fair and reasonable, and the Annual Cap will not be exceeded:

(a)	As disclosed in the Announcement, the Supply of Products Framework Agreement is a framework agreement and does not itself constitute a specific transaction document. For each Transaction, the relevant business team, the finance department and the legal department of the Group will review the proposed definitive contract, purchase order and/or other Transaction documents to ensure that all Transaction documents will be entered into on a fair and reasonable basis and will be in accordance with the terms and pricing policy of the Supply of Products Framework Agreement. In particular:

(i)	for LiDAR products, the business team and finance team of the Company will compare the proposed selling price and commercial terms against recently executed orders or invoices for sales of the same products to independent third parties, taking into account relevant adjustments such as order size, delivery schedule and after-sales terms, so as to ensure that the terms offered to Sharpa are no more favourable than those offered by the Group to independent third parties; and

(ii)	For robotic actuators and the manufacturing and support services, the finance team of the Company will review the cost components, including direct materials, manufacturing, labour and applicable overhead costs, and verify that the agreed margin rates are determined in accordance with the pricing policy under the Supply of Products Framework Agreement, namely by reference to the benchmark set out in the transfer pricing analysis report prepared by a professional Independent Third Party.

(b)	Furthermore, the Group’s finance team will coordinate the monitoring and reporting process, including annual review arrangements. Where a proposed Transaction involves novel terms or where the aggregate Transaction amount reaches the internal alert threshold, the matter will be escalated to the senior management, the audit committee of the Board and/or the Board (as appropriate) for further review before the relevant transaction is entered into.

(c)	In terms of the ongoing monitoring process of the Annual Cap, the finance team of the Group will maintain a ledger for all Transactions under the Supply of Products Framework Agreement and record the Transaction amounts on a rolling basis. The utilization of the Annual Cap will be monitored monthly, and internal alerts will be triggered for the relevant escalation and approval process when the aggregate actual Transaction amount reaches a predetermined threshold of the Annual Cap (i.e. 75% of the Annual Cap). If it is anticipated that the Annual Cap may be reached or exceeded, the Group will either restrict Transactions to ensure that the Annual Cap is not exceeded, or initiate the necessary procedures to revise the Annual Cap in accordance with the requirements under Chapter 14A of the Listing Rules.

(d)	In relation to the ongoing review process, the internal audit department of the Group will conduct reviews (which are subject to the annual review and disclosure requirements under the Listing Rules) on the continuing connected transactions of the Company at least annually (or more frequently if it is determined necessary) to confirm whether the internal control measures have been adhered to and are effective. The independent non-executive Directors will also conduct reviews on all continuing connected transactions annually and confirm that the transactions contemplated thereunder have been entered into (i) in the ordinary and usual course of business of the Group, (ii) on normal commercial terms or better, and (iii) on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Group will also engage its external independent auditor to review and report on all continuing connected transactions annually to check and confirm (i) whether all continuing connected transactions have been approved by the Board, (ii) have been conducted in accordance with the pricing policies of the relevant agreements governing the transactions, and (iii) have not exceeded the relevant annual caps.

(e)	In addition, as disclosed in the Announcement, each of the Co-Founders has a material interest in the Transactions and therefore abstained from voting on the relevant Board resolutions approving the Supply of Products Framework Agreement.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, April 10, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*       For identification purpose only

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